SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for March 2020

São Paulo, April 6, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of March 2020, compared to the same period in 2019.

During the month of March, GOL adjusted its network in both domestic and international markets to account for the decrease in customer demand as Brazilians take responsible steps to socially distance and avoid travel during the COVID-19 pandemic.

In the period between Monday, March 1 to Friday, March 13, which was unaffected by COVID-19, the occupancy rate on GOL's domestic flights was approximately 82%, with preservation of yields in the same period. GOL’s strong discipline in capacity and yield management, based on our highly adaptable and flexible single-aircraft type fleet, allowed us to adjust our flight offer in an agile and rational way. On March 16, we reduced domestic flights by 50% to 60% and international flights by 90% to 95%, while remaining alert to the evolving situation. As the effects of COVID-19 reduced demand further, on March 28, 2020, the network was reformulated to guarantee essential service to Brazilian State capitals from the Guarulhos International Airport (GRU). This resulted in a 92% decrease of domestic flights, and a temporary halt of all scheduled international flights. New adjustments will be made to ensure GOL’s flight capacity matches the new levels of demand.

March 2020 Highlights:

|         GOL’s total flight offer (ASK) decreased 22.2%. Total seats decreased 23.1% and the number of departures decreased by 21.2%. GOL's total demand (RPK) decreased by 29.7% and the occupancy rate was 71.6%.

|         GOL’s domestic flight offer (ASK) decreased 20.4% and demand (RPK) decreased by 27.4%. GOL’s domestic occupancy rate was 72.8%. The volume of departures decreased by 20.8% and seats decreased by 22.7%.

|         GOL’s international flight offer (ASK) and demand (RPK) decreased by 31.7% and 42.9% respectively, and international occupancy rate was 63.8%.

	Monthly Traffic Figures (¹)			Quarterly Traffic Figures(¹)			LTM Traffic Figures (¹)
Operational data *	Mar/20	Mar/19	% Var.	1Q20	1Q19	% Var.	Mar/20 LTM	Mar/19 LTM	% Var.
Total GOL
Departures	15,810	20,071	-21.2%	62,969	63,771	-1.3%	258,575	247,928	4.3%
Seats (thousand)	2,700	3,509	-23.1%	10,836	11,148	-2.8%	45,262	43,061	5.1%
ASK (million)	3,081	3,957	-22.2%	12,464	13,039	-4.4%	50,491	48,069	5.0%
RPK (million)	2,205	3,137	-29.7%	9,860	10,625	-7.2%	41,098	38,597	6.5%
Occupancy Rate	71.6%	79.3%	-7.7 p.p	79.1%	81.5%	-2.4 p.p	81.4%	80.3%	1.1 p.p
Pax on board (thousand)	1,868	2,811	-33.5%	8,346	8,949	-6.7%	35,832	33,853	5.8%
Domestic GOL
Departures	14,794	18,691	-20.8%	58,581	59,399	-1.4%	241,542	235,151	2.7%
Seats (thousand)	2,526	3,267	-22.7%	10,086	10,390	-2.9%	42,326	40,800	3.7%
ASK (million)	2,667	3,352	-20.4%	10,682	11,021	-3.1%	43,600	42,668	2.2%
RPK (million)	1,941	2,675	-27.4%	8,658	9,090	-4.8%	35,989	34,662	3.8%
Occupancy Rate	72.8%	79.8%	-7.0 p.p	81.1%	82.5%	-1.4 p.p	82.5%	81.2%	1.3 p.p
Pax on board (thousand)	1,756	2,620	-33.0%	7,853	8,363	-6.1%	33,814	32,214	5.0%
International GOL
Departures	1,016	1,380	-26.4%	4,388	4,372	0.4%	17,033	12,777	33.3%
Seats (thousand)	173	242	-28.4%	750	758	-1.0%	2,936	2,261	29.9%
ASK (million)	414	606	-31.7%	1,781	2,018	-11.7%	6,891	5,401	27.6%
RPK (million)	264	462	-42.9%	1,201	1,534	-21.7%	5,108	3,935	29.8%
Occupancy Rate	63.8%	76.2%	-12.5 p.p	67.4%	76.0%	-8.6 p.p	74.1%	72.9%	1.3 p.p
Pax on board (thousand)	112	191	-41.2%	493	586	-15.8%	2,018	1,639	23.1%
On-time Departures	96.7%	89.6%	7.1 p.p	92.6%	87.1%	5.5 p.p	90.9%	90.2%	0.6 p.p
Flight Completion	92.2%	90.3%	1.9 p.p	97.5%	98.2%	-0.7 p.p	98.3%	97.8%	0.5 p.p
Cargo Ton	6.3	8.4	-25.7%	20.3	23.2	-12.5%	96.9	106.7	-9.2%

                                                                       * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

                            (1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for March 2020

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 37 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 137 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.